SODASTREAM REPORTS FIRST QUARTER RESULTS

AIRPORT CITY, Israel – May 14, 2014 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems, announced today its results for the three month period ended March 31, 2014.

For the first quarter ended March 31, 2014:

•	Revenue was $118.2 million compared to $117.6 million in the first quarter 2013
•	EBITDA was $6.3 million compared to $16.4 million in the first quarter 2013
•	Net income was $1.8 million compared to $12.1 million in the first quarter 2013
•	Diluted earnings per share were $0.08, compared to $0.57 in the first quarter 2013

“Our first quarter results were generally in-line with our expectations and reflect strong growth outside the U.S. offset by the negative impact on soda maker sell-in in the U.S. from the challenging holiday season,” said Daniel Birnbaum, Chief Executive Officer of SodaStream. “Our global base of SodaStream users inclusive of the U.S. remains very active evidenced by strong consumable sales growth, giving us added conviction in the attractiveness of our home carbonation system. We are in the process of adjusting our marketing and selling strategies in order to reaccelerate soda maker demand and further increase household penetration. We are confident that our long history leading the evolution of home carbonation continues to provide us with strong competitive advantages and compelling growth opportunities across the globe.”

First Quarter 2014 Financial Review

Geographical Revenue Breakdown
Revenue	Three Months Ended
	March 31, 2013	March 31, 2014	Increase (decrease)	Increase (decrease)
	In Millions USD			%
The Americas	$48.3	$34.8	$(13.5)	(28%)
Western Europe	53.3	62.5	9.2	17%
Asia-Pacific	9.3	11.9	2.6	28%
Central & Eastern Europe, Middle East, Africa	6.7	9.0	2.3	34%
Total	$117.6	$118.2	$0.6	0.5%

Product Segment Revenue Breakdown
Revenue	Three Months Ended
	March 31, 2013	March 31, 2014	Increase	Increase
	In millions USD			%
Soda Maker Starter Kits	$43.0	$32.2	$(10.8)	(25%)
Consumables	72.0	83.0	11.0	15%
Other	2.6	3.0	0.4	15%
Total	$117.6	$118.2	$0.6	0.5%

Product Segment Unit Breakdown
	Three Months Ended
	March 31, 2013	March 31, 2014	Increase	Increase
	In thousands			%
Soda Maker Starter Kits	776	604	(172)	(22%)
CO2 Refills	4,756	5,820	1,064	22%
Flavors	7,735	8,405	670	9%

Gross margin for the first quarter 2014 was 52.3% compared to 54.5% for the same period in 2013. The decline was primarily due to unfavorable changes in foreign currency exchange rates and increased share of higher-cost soda makers in the sales mix, which was partially offset by a higher share of CO2 refills in product mix.

Sales and marketing expenses for the first quarter 2014 totaled $46.1 million, or 39.0% of revenue, compared to $38.9 million, or 33.0% of revenue, for the comparable period in the prior year. The 600 basis point change in sales and marketing expenses as a percent of revenue was mainly attributable to an increase in advertising and promotion expense as a percent of revenue to 18.1% from 13.5% in the first quarter 2013. This resulted primarily from the first quarter’s marketing campaign in the U.S. and to a lesser extent from marketing campaigns in Europe that did not take place in the first quarter of 2013.

General and administrative expenses for the first quarter 2014 were $13.4 million, or 11.3% of revenue, compared to $11.6 million, or 9.9% of revenue, in the comparable period of last year. The increase was mainly due to additional expenses related to our newly acquired Italian distributer as well as additional infrastructure (mainly information technology systems) to support future growth.

Operating income decreased 82.8% to $2.3 million, or 2.0% of revenue, compared to $13.6 million, or 11.6% of revenue, in the first quarter 2013.

Tax expense was $348,000 million with effective tax rate of 16.4%, compared to $1.3 million with effective tax rate of 9.7% in the first quarter 2013. The increase in the effective tax rate was primarily due to the geographical income before tax distribution and the difference in local tax rates.

Balance Sheet Review

•	Cash and cash equivalents and bank deposits at March 31, 2014 were $36.1 million compared to $40.9 million at December 31, 2013. The decrease is primarily attributable to the investment in our new production facility and an increase in working capital.
•	The Company had $24.0 million of bank debt at March 31, 2014 mainly for financing the investment in its new production facility, compared to $15.5 million of bank debt at December 31, 2013.
•	Working capital at March 31, 2014 increased 3.2% to $160.4 million compared to $155.4 million at December 31, 2013. Inventories at March 31, 2014 increased 1.7% to $143.1 million compared to $140.7 million at December 31, 2013.

Guidance

Based on first quarter results and current projections for the remainder of the year, the Company is maintaining its outlook:

•	The Company still expects full year 2014 revenue to increase approximately 15% over 2013 revenue of $562.7 million.
•	The Company still expects full year 2014 EBITDA to increase approximately 11% over 2013 EBITDA of $62.2 million. Excluding changes in foreign currency exchange rates compared to 2013, the Company expects 2014 EBITDA to increase approximately 25% over 2013.
•	The Company still expects full year 2014 net income to increase approximately 3% over 2013 net income of $42.0 million

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been filed as part of today’s 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, May 14, 2014) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures beverage carbonation systems which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 60,000 retail stores in 45 countries around the world. For more information on SodaStream, please visit the Company's website: www.sodastream.com.

To download SodaStream's investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit http://itunes.apple.com/us/app/soda-ir/id524423001?mt=8 for your iPhone/iPad, or https://play.google.com/store/apps/details?id=com.theirapp.soda for your Android mobile device.

Non-IFRS Financial Measures

Beginning this press release the company will no longer provide certain non-IFRS measures that were provided in past quarterly press releases, including Adjusted Net Income, Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”), and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

The Company believes that these measures no longer provide material additional information that should be considered in evaluating the Company’s operations.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and\or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:

Yonah Lloyd

Chief Corporate Development and Communications Officer

SodaStream International Ltd.

Phone: +972-3-976-2462

yonahl@sodastream.com

Investor Contacts (US):

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

Consolidated Statements of Operations
In thousands (other than per share amounts)

	For the three months ended
	March 31,
	2013	2014
	(Unaudited)
Revenue	$117,639	$118,172
Cost of revenue	53,554	56,326

Gross profit	64,085	61,846

Operating expenses
Sales and marketing	38,859	46,146
General and administrative	11,609	13,355

Total operating expenses	50,468	59,501

Operating income	13,617	2,345

Interest expense, net	25	47
Other financial expense, net	210	172

Total financial expense, net	235	219

Income before income taxes	13,382	2,126

Income tax expense	1,298	348

Net income for the period	$12,084	$1,778

Net income per share
Basic	$0.58	$0.09
Diluted	$0.57	$0.08

Weighted average number of shares
Basic	20,682	20,908
Diluted	21,211	21,289

Consolidated Balance Sheets as of

	December 31,	March 31,
	2013	2014
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$40,885	$36,052
Inventories	140,709	143,089
Trade receivables	123,936	98,851
Other receivables	22,208	22,674
Derivative financial instruments	538	755
Total current assets	328,276	301,421

Property, plant and equipment	107,132	119,358
Intangible assets	48,104	48,022
Deferred tax assets	1,089	1,561
Other receivables	398	443
Total non-current assets	156,723	169,384

Total assets	484,999	470,805

Liabilities
Loans and borrowings	15,452	24,008
Derivative financial instruments	103	68
Trade payables	90,749	66,858
Income tax payable	9,869	10,549
Provisions	1,614	1,511
Other current liabilities	29,674	26,012
Total current liabilities	147,461	129,006

Employee benefits	2,221	2,113
Provisions	714	704
Deferred tax liabilities	2,997	2,906
Total non-current liabilities	5,932	5,723

Total liabilities	153,393	134,729

Shareholders’ equity
Share capital	3,378	3,382
Share premium	193,649	196,404
Translation reserve	3,394	3,327
Retained earnings	131,185	132,963
Total shareholders’ equity	331,606	336,076

Total liabilities and shareholders’ equity	$484,999	$470,805

Consolidated Statements of Cash Flows

	For the three months ended
	March 31,
	2013	2014
	(Unaudited)
	(In thousands)
Cash flows from operating activities
Net income for the period	$12,084	$1,778

Adjustments:
Amortization of intangible assets	428	512
Change in fair value of derivative financial instruments	-	408
Depreciation of property, plant and equipment	2,553	3,624
Share based payment	2,394	2,306
Interest expense, net	25	47
Income tax expense	1,298	348
	18,782	9,023
Increase in inventories	(9,802)	(2,468)
Decrease in trade and other receivables	11,189	24,707
Decrease in trade payables	(19,233)	(24,072)
Increase (decrease) in employee benefits	14	(110)
Decrease in provisions and other current liabilities	(12,098)	(3,865)
	(11,148)	3,215
Interest paid	(54)	(36)
Income tax received	3,448	363
Income tax paid	(710)	(682)
Net cash from operating activities	(8,464)	2,860

Cash flows from investing activities
Interest received	58	5
Proceeds from derivative financial instruments, net	(1,105)	(660)
Acquisition of property, plant and equipment	(10,604)	(15,684)
Acquisition of intangible assets	(1,109)	(363)
Net cash from (used in) investing activities	(12,760)	(16,702)

Cash flows from financing activities
Proceeds from exercise of employee share options	1,151	453
Change in short-term debt	8,073	8,556
Net cash from (used in) financing activities	9,224	9,009

Net increase (decrease) in cash and cash equivalents	(12,000)	(4,833)
Cash and cash equivalents at the beginning of the period	62,068	40,885
Effect of exchange rates fluctuations on cash and cash equivalents	(180)	-

Cash and cash equivalents at the end of the period	$49,888	$36,052

Information about revenue in reportable segments

	The Americas	Western Europe	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Three months ended:
March 31, 2013 (Unaudited)	$48,339	53,298	9,319	6,683	$117,639
March 31, 2014 (Unaudited)	$34,758	62,550	11,906	8,958	$118,172

EBITDA
	Three months ended
	March 31,
	2013	2014
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA
Net income	$12,084	$1,778
Interest expense, net	25	47
Income tax expense (tax benefit)	1,298	348
Depreciation and amortization	2,981	4,136
EBITDA	16,388	6,309

The following tables present the Company’s revenue, by
product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Three months ended
	March 31,
	2013	2014
	(Unaudited)
	Revenue
	(in thousands)

Soda maker starter kits (including exchange cylinders)	$42,952	$32,224
Consumables	72,062	82,924
Other	2,625	3,024
Total	$117,639	$118,172

	Three months ended
	March 31,
	2013	2014
	(Unaudited)
	As a percentage of revenue

Soda maker starter kits (including exchange cylinders)	36.5%	27.3%
Consumables	61.3%	70.2%
Other	2.2%	2.5%
Total	100.0%	100.0%

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